UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20546

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2019

Commission File Number: 333-221916

Corporación América Airports S.A.

(Name of Registrant)

4, rue de la Grêve
L-1643, Luxembourg
Tel: +35226258274
Fax: +35226259776

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

AEROPUERTOS ARGENTINA 2000 S.A. FILES ORSNA’S RESOLUTIONS

Corporacion America Airports S.A. (“CAAP”) informs that our main subsidiary, Aeropuertos Argentina 2000 S.A., filed, on October 22, 2019, the following relevant fact (hecho relevante) before the Comisión Nacional de Valores (“CNV”), Bolsas y Mercados Argentinos S.A. and Mercado Abierto Electrónico S.A., in Argentina. The purpose of this Form 6-K is to furnish an English translation of the relevant fact together with the relevant resolutions for CAAP and new tariff schedule informed under the material fact.

MATERIAL FACT

Aeropuertos Argentina 2000 S.A. (the “Company”) hereby informs that, pursuant Section 2, Chapter II, Title XII of the CNV Rules, on October 21, 2019, the Company was notified of the following resolutions issued by the National Airports Agency (Organismo Regulador del Sistema Nacional Aeroportuario) (the “ORSNA”):

-             No. 92/2019, by means of which the revision of the Financial Projection of Incomes and Expenditures (“PFIE” for its acronym in Spanish) of the Company’s concession, regarding the fiscal year ended on December 31st, 2017 was approved; and

-             No. 93/2019, by means of which a new tariff scheme to be applied in all the airports that are part of the National Airports System, and that will apply to all the plane tickets issued as from the following day of the publication of the resolution in the Official Gazette (Boletín Oficial), and to be used after January 1st, 2020, was approved. Pursuant the new tariff scheme, the international passengers’ fee will be of US$51.00 and the local passengers’ fee will be of AR$195.00.

Additionally, we inform that the Company filed a judiciary claim against the ORSNA in order to: (i) ORSNA Resolution No. 75/2019, which approved the revision of the PFIE of the Company’s concession as of December 31, 2016, is declared null and void; and (ii) the ORSNA is ordered to carry out again, in accordance with applicable legislation, the annual review procedure of the PFIE of the Company´s concession for the year 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 24, 2019

Corporación America Airports S.A.

By:	/s/ Andres Zenarruza
Name: Andres Zenarruza
Title: Legal Manager

By:	/s/ Raúl Guillermo Francos
Name: Raúl Guillermo Francos
Title: Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	English translation of RESOL-2019-75-APN-ORSNA Resolution No. 75/2019

99.2	English translation of RESOL-2019-92-APN-ORSNA Resolution No. 92/2019

99.3	Airport fees translation